AB 3/17

KH 3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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11017635

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8-53532

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/10** (mm/dd/yy) AND ENDING **12/31/10** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Denning & Company LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One California Street, Suite 2800
(No. and Street)

San Francisco (City) **California** (State) **94111** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Denning **415-399-3939**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213 (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/17

OATH OR AFFIRMATION

I, **Paul Denning**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Denning & Company LLC**, as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

STEPHANIE NICOLE YEE-DEGUZMAN
Commission # 1771657
Notary Public - California
San Francisco County
My Comm. Expires Oct 4, 2011

Signature

Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Denning & Company LLC

December 31, 2010

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Managing Member
Denning & Company LLC

We have audited the accompanying statement of financial condition of Denning & Company LLC (the "Company") as of December 31, 2010 and the related statements of operations and comprehensive income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Denning & Company LLC as of December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 21, 2011

Denning & Company LLC

Statement of Financial Condition

December 31, 2010

Assets		
Cash	$	740,209
Accounts receivable		5,851,395
Prepaid expenses		90,893
Furniture and equipment, net of $57,710 accumulated depreciation		126,942
Total Assets	$	6,809,439
Liabilities and Member's Equity		
Accounts payable and accrued liabilities	$	144,308
Member's Equity		6,665,131
Total Liabilities and Member's Equity	$	6,809,439

See independent auditor's report and accompanying notes.

Denning & Company LLC

Statement of Operations and Comprehensive Income

For the Year Ended December 31, 2010

Revenue	
Investment advisory fees	$ 8,230,761
Net periodic benefit gain on pension	112,111
Interest income	2,564
Total Revenue	8,345,436
Operating Expenses	
Salaries and wages	1,636,763
Travel expenses	196,341
Professional fees	111,170
Rent	100,800
Regulatory	39,221
Telephone	29,492
Depreciation	6,000
Other operating expenses	255,836
Total Operating Expenses	2,375,623
Net Income	5,969,813
Other Comprehensive Income	
Defined benefit pension plan	
Gain on pension settlement arising during the year	309,618
Comprehensive Income	$ 6,279,431

See independent auditor's report and accompanying notes.

Denning & Company LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2010

Member's Capital	
December 31, 2009	$ 2,076,318
Net income	5,969,813
Distributions	(1,381,000)
December 31, 2010	6,665,131
Accumulated Other Comprehensive Income	
December 31, 2009	(309,618)
Change in other comprehensive income	
Pension settlement	309,618
December 31, 2010	-
Total Member's Equity, December 31, 2010	$ 6,665,131

See independent auditor's report and accompanying notes.

Denning & Company LLC

Statement of Cash Flows

For the Year Ended December 31, 2010

Cash Flows from Operating Activities	
Net income	$ 5,969,813
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,000
(Increase) decrease in:	
Accounts receivable	(4,547,466)
Prepaid expenses	(23,754)
Increase (decrease) in:	
Accounts payable and accrued liabilities	31,006
Liability for pension benefits	(123,111)
Net Cash Provided by Operating Activities	1,312,488
Cash Flows from Investing Activities	
Purchases of furniture and equipment	(1,962)
Net Cash Used by Investing Activities	(1,962)
Cash Flows from Financing Activities	
Distributions	(1,381,000)
Net Cash Used by Financing Activities	(1,381,000)
Net Decrease in Cash and Cash Equivalents	(70,474)
Cash and cash equivalents at beginning of year	810,683
Cash and Cash Equivalents at End of Year	$ 740,209

See independent auditor's report and accompanying notes.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2010

1. Organization

Denning & Company LLC (the "Company") was formed as a limited liability company in California in June 2001, with a termination date of December 31, 2021. Under this form of organization, the members are not liable for the debts of the Company. The Company registered as a broker-dealer with the Securities and Exchange Commission in October 2001, and became licensed with the FINRA (Financial Industry Regulation Authority) in January 2002. The Company engages in private equity advisory services on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Furniture and Equipment
Furniture and equipment is carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

Investment Banking and Advisory Fees
Investment banking revenues are earned from providing private equity advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue.

Comprehensive Income
Generally accepted accounting principles require the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

3. Furniture and Equipment

Furniture and equipment consist of the following:

Equipment	$	57,032
Furniture		53,597
Investment – art work		73,386
Software		637
Total cost		184,652
Total accumulated depreciation		(57,710)
Total	$	126,942

4. Credit Risk

At December 31, 2010, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $938,503.

Due to the nature of the Company's private equity advisory business, 100% of the Company's revenue during the year was generated from one customer. Accordingly, 100% of the receivable of $5,851,395 at December 31, 2010 is from that same customer.

5. Retirement Plan

The Company sponsors a 401(k) profit sharing plan that was established in October 2010. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer may elect to make discretionary contributions to the plan. At December 31, 2010, the Company did not make any discretionary contributions for the year.

6. Defined Benefit Pension Plan

In 2002, the Company established a qualified, noncontributory defined benefit pension plan (the "Plan") covering all of its employees. The benefits were based on each employee's years of service and average annual compensation over the three highest consecutive plan years. An employee was fully vested upon completion of six years of qualifying service. The Company's funding policy was to contribute based on actuarial computations and the funded status of the Plan. Contributions were intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

During 2010, the Company decided to terminate the plan, which resulted in a curtailment on January 1, 2010. The final settlement due to the plan termination occurred on November 30, 2010.

As a result of the plan termination, the liability for pension benefits on the statement of financial position and the accumulated benefit obligation was $0 at December 31, 2010. Accordingly, accumulated other comprehensive income was $0 at December 31, 2010. The change in other comprehensive income during 2010 was a gain of $309,618.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2010

6. Defined Benefit Pension Plan (continued)

Pension Plan Obligations and Funded Status:

Change in Projected Benefit Obligations:	
Projected benefit obligation at beginning of year	$ 2,324,789
Interest cost	95,123
Actuarial (gain) loss	(78,171)
Settlement	(2,170,336)
Curtailment	(171,405)
Projected benefit obligation at end of year	$ 0

Change in Plan Assets:	
Fair value at beginning of year	$ 1,891,916
Return on assets	11,235
Employer contributions	11,000
Benefits paid	(1,914,151)
Fair value at end of year	$ 0
Funded Status	$ 0

Components of Net Periodic Benefit Gain:

Interest cost	$ 95,123
Expected return on assets	(86,965)
Settlement	(120,269)
Net periodic benefit gain	$ 112,111

The following assumptions were used in accounting for the pension plan:

Weighted-average assumptions used to determine pension benefit obligations:

Discount rate	5.00%
Rate of compensation increase	4.00%

Weighted-average assumptions used to determine net periodic pension benefit costs at beginning of year:

Discount rate	5.00%
Expected return on plan assets	5.00%
Rate of compensation increase	4.00%

7. Lease Commitments

The future minimum annual lease payment under a non-cancellable lease for the Company's office space, which expires on December 31, 2011, is as follows:

2011	$ 100,800

Denning & Company LLC

Notes to the Financial Statements

December 31, 2010

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2010, the Company's net capital was $595,901 which exceeded the requirement by $586,280.

9. Subsequent Events

The Company has evaluated subsequent events through February 21, 2011, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Denning & Company LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2010

Net Capital	
Total member's equity	$ 6,665,131
Less: Non-allowable assets	
Accounts receivable	5,851,395
Prepaid expenses	90,893
Furniture and equipment, net	126,942
Total non-allowable assets	6,069,230
Net Capital	595,901
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $144,308 or $5,000, whichever is greater	9,621
Excess Net Capital	$ 586,280

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2010)

There were no material differences noted in the Company's net capital computation at December 31, 2010.

See independent auditor's report and accompanying notes.

Denning & Company LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2010

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2010

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Managing Member
Denning & Company LLC

In planning and performing our audit of the financial statements and supplemental schedules of Denning & Company LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended December 31, 2010, and this report does not affect our report thereon dated February 21, 2011.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2011

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

SIPC Supplemental Report Required by SEC Rule 17a-5

To the Managing Member
Denning & Company LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Denning & Company LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting a $2 difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

E Wintter + Associates

February 21, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 21638

B. Less payment made with SIPC-6 filed (exclude interest) (148)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 21490

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ______ day of ______, 20 ______.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2010 and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8655054

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 8655054

2e. General Assessment @ .0025 $ 21638

(to page 1, line 2.A.)

Denning & Company LLC

Annual Audit Report

December 31, 2010

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Denning & Company LLC

Annual Audit Report

December 31, 2010

ERNST WINTTER & ASSOCIATES
Certified Public Accountants